UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

OTONOMY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

68906L105

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Capital GP IV LLC

Samuel D. Isaly

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68906L105

1.	NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,256,398
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,256,398
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,256,398
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This percentage is calculated based upon 20,335,786 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s final prospectus, dated August 12, 2014, filed with the SEC (defined below) on August 13, 2014. The number of shares of Common Stock outstanding gives effect to the Issuer’s initial public offering, but not the underwriters’ over-allotment option to purchase up to 937,500 shares of Common Stock.

CUSIP No. 68906L105

1.	NAME OF REPORTING PERSONS OrbiMed Capital GP IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,256,398
	9.	SOLE DISPOSITIVE POWER 0
	10.	Shared Dispositive Power 2,256,398
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,256,398
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based upon 20,335,786 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s final prospectus, dated August 12, 2014, filed with the SEC on August 13, 2014. The number of shares of Common Stock outstanding gives effect to the Issuer’s initial public offering, but not the underwriters’ over-allotment option to purchase up to 937,500 shares of Common Stock.

CUSIP No. 68906L105

1.	NAME OF REPORTING PERSONS Samuel D. Isaly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,256,398
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,256,398
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,256,398
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This percentage is calculated based upon 20,335,786 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s final prospectus, dated August 12, 2014, filed with the SEC on August 13, 2014. The number of shares of Common Stock outstanding gives effect to the Issuer’s initial public offering, but not the underwriters’ over-allotment option to purchase up to 937,500 shares of Common Stock.

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share, of Otonomy, Inc. (the “Common Stock”), a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 6275 Nancy Ridge Drive, Suite 100, San Diego, CA 92121. The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “OTIC.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP IV LLC (“GP IV”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP IV, which is the sole general partner of OrbiMed Private Investments IV, LP (“OPI IV”), which holds shares of Common Stock, as more particularly described in Item 3 below. Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP IV has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, is the managing member of and owner of a controlling interest in Advisors.

The directors and executive officers of Advisors and GP IV are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Between the close of August 26, 2013 and the close of December 17, 2013, Advisors and GP IV, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase 1,706,484 shares of Series C Convertible Preferred Stock of the Issuer. Upon completion of the Issuer’s initial public offering, each share of Series C Convertible Preferred Stock of the Issuer automatically converted on a one-for-one basis into Common Stock.

On and prior to the close of April 23, 2014, Advisors and GP IV, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase 378,039 shares of Series D Convertible Preferred Stock of the Issuer. Upon completion of the Issuer’s initial public offering, each share of Series D Convertible Preferred Stock of the Issuer automatically converted on a one-for-one basis into Common Stock.

On August 12, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (SEC File No. 333-197365) in connection with its initial public offering of 6,250,000 shares of Common Stock was declared effective.

The closing of the offering took place on August 18, 2014, and at such closing Advisors and GP IV, pursuant to their authority under the limited partnership agreements of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase 171,875 shares of Common Stock at the initial public offering price of $16.00 per share.

The source of funds for such purchases was the working capital of OPI IV and capital contributions made to OPI IV.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 11.1% of the outstanding shares of Common Stock. GP IV, as the general partner of OPI IV, may be deemed to be the beneficial owner of approximately 11.1% of the shares of Common Stock. Advisors, as the sole managing member of GP IV, may be deemed to be the beneficial owner of approximately 11.1% of the shares of Common Stock. Isaly, as the managing member of and owner of a controlling interest in Advisors, may be deemed to be the beneficial owner of approximately 11.1% of the shares of Common Stock. None of the Reporting Persons have acquired or disposed of any additional shares of Common Stock since August 12, 2014.

Item 4.	Purpose of Transaction

The Reporting Persons caused OPI IV to acquire shares of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI IV.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above. Based upon information contained in the Issuer’s final prospectus, dated August 12, 2014, filed with the SEC on August 13, 2014, such Common Stock constitutes approximately 11.1% of the issued and outstanding shares of Common Stock. Advisors, pursuant to its authority as the sole managing member of GP IV, the sole general partner of OPI IV, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI IV. GP IV, pursuant to its authority as the general partner of OPI IV, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI IV. Isaly, pursuant to his authority as the managing member of and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may also be deemed to indirectly beneficially own the shares of Common Stock attributable to Advisors. As a result, Isaly, Advisors and GP IV share the power to direct the vote and to direct the disposition of the shares of Common Stock described in Item 3 above.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP IV is the sole general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV. Advisors is the sole managing member of GP IV, pursuant to the terms of the limited liability company agreement of GP IV. Pursuant to these agreements and relationships, Advisors and GP IV have discretionary investment management authority with respect to the assets of OPI IV. Such authority includes the power of GP IV to vote and otherwise dispose of securities purchased by OPI IV. The number of outstanding shares of Common Stock attributable to OPI IV is 2,256,398 shares of Common Stock. Advisors may be considered to hold indirectly 2,256,398 shares of Common Stock, and GP IV may be considered to hold indirectly 2,256,398 shares of Common Stock. Isaly, pursuant to his authority as the managing member of and owner of a controlling interest in Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI IV. Isaly may be considered to hold indirectly 2,256,398 shares of Common Stock.

Chau Khuong (“Khuong”), a Private Equity Partner at Advisors, has been a member of the Board of Directors of the Issuer since August 2013, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Khuong may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Khuong is obligated to transfer any shares of Common Stock issued under any such stock options or other awards to the Reporting Persons, which will distribute such shares to OPI IV.

Lock-up Agreement

In connection with the Issuer’s initial public offering, J.P. Morgan Securities LLC (“J.P. Morgan”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch” and together with J.P. Morgan, the “Representatives”) and OPI IV entered into a Lock-Up Agreement (the “Lock-Up Agreement”). The Lock-Up Agreement provides that, subject to limited exceptions, without the prior written consent of the Representatives, OPI IV will not, for a period of 180 days from the date of the Issuer’s final prospectus relating to its initial public offering (the “Lock-Up Period”), (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, Common Stock or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Act) by OPI IV and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities of the Issuer described in clause (1) above, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock of the Issuer or any security convertible into or exercisable or exchangeable for such Common Stock.

After the Lock-Up Agreement expires, OPI IV’s shares of Common Stock will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable United States securities laws. OPI IV, along with certain other holders of the Issuer’s Common Stock party to the Investors’ Rights Agreement (as defined below), will be entitled to rights with respect to the registration of their shares. Registration of these shares would result in the shares becoming freely tradable without restriction, except for shares purchased by affiliates.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Third Amended and Restated Investors’ Rights Agreement

OPI IV and certain other stockholders of the Issuer entered into a third amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of April 23, 2014. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

After the expiration of the 180-day period following the date of the Issuer’s final prospectus relating to its initial public offering, the holders of at least a majority of shares covered by the Investors’ Rights Agreement, or their transferees, can, on not more than two occasions, request that the Issuer register all or a portion of their shares. Such request for registration must cover a number of shares with an anticipated aggregate offering price greater than $5.0 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, the Issuer is not required to effect a demand registration during the period beginning with the date 60 days before the Issuer’s good faith estimate of the date of filing of the Issuer’s first registration statement for a public offering of its securities.

Piggyback Registration Rights

The Investors’ Rights Agreement further provides that, if the Issuer proposes to register any of its securities under the Securities Act in connection with the public offering of such securities, the stockholders who are party to the Investors’ Rights Agreement, including OPI IV, will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain limitations. These rights do not apply with respect to a registration related to either to the sale of securities by the Issuer to its employees pursuant to a stock plan, stock purchase or similar plan or a registration by the Issuer related to corporate reorganizations or certain other transactions. These registration rights are also subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances.

Form S-3 Registration Rights

Stockholders, including OPI IV, that hold at least 10% of the outstanding shares subject to the Investors’ Rights Agreement will be entitled to make a written request that the Issuer register their shares on Form S-3 (an “S-3 Demand Request”) if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public, net of any underwriters’ discounts or commissions, is at least $1,000,000. These stockholders may make an unlimited number of S-3 Demand Requests; provided however, the Issuer will not have to effect a registration pursuant to an S-3 Demand Request if the Issuer has effected two registrations pursuant to S-3 Demand Requests within the 12 month period immediately preceding the date of such S-3 Demand Request. The Issuer will also not be required to effect an S-3 Demand Request in any jurisdiction in which the Issuer would be required to qualify to do business or execute a general consent of process in effecting such registration.

Expenses of Registration

The Issuer will pay the registration expenses (other than underwriters’ and brokers’ discounts and commissions) of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registration rights described above, including the reasonable fees and disbursements of one counsel for the selling holder or holders of such securities.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights

OPI IV’s demand, piggyback and Form S-3 registration rights described above generally will terminate upon the earlier of: (i) the date five years following the Issuer’s initial public offering; or (ii) such time as all of the Registrable Securities (as defined in the Investors’ Rights Agreement) of the Issuer held by OPI IV may be sold during a three-month period without registration in compliance with Rule 144 of the Securities Act.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly

2.	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit D of Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-197365), filed with the SEC on August 1, 2014).

3.	Third Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of April 23, 2014 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-197365), filed with the SEC on July 11, 2014).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 22, 2013	ORBIMED ADVISORS LLC
A DELAWARE LIMITED LIABILITY COMPANY

	By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

ORBIMED CAPITAL GP IV LLC
A DELAWARE LIMITED LIABILITY COMPANY

	By:	OrbiMed Advisors LLC
a Delaware Limited Liability Company and its
Managing Member

		By:	/s/ Samuel D. Isaly
		Name	: Samuel D. Isaly
		Title:	Managing Member

	By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

2

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly

2.	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit D of Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-197365), filed with the SEC on August 1, 2014).

3.	Third Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of April 23, 2014 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-197365), filed with the SEC on July 11, 2014).

3